# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Morgan Stanley India Investment Fund In, CIK 0000916618
CUSIP: 61745C105
Title of class of securities: Equity
Address of issuer's principal executive offices: 522 FIFTH AVENUE 19TH FLOOR, NEW YORK, New York (NY), 10036
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001207017-25-000033
Filed by CIK 0001207017

## Reporting persons
- Lazard Asset Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 500,464; shared voting power 0; sole dispositive power 684,428; shared dispositive power 0; aggregate amount beneficially owned 684,428 (7.2% of the class)

## Item 1. Issuer
Name of issuer: Morgan Stanley India Investment Fund In
Address of issuer's principal executive offices: 522 FIFTH AVENUE 19TH FLOOR NEW YORK, NY 10036

## Item 2. Person Filing
Name of person filing: Lazard Asset Management LLC
Address of principal business office or, if none, residence: 30 Rockefeller Plaza, New York, 10112, NY, United States
Citizenship: NEW YORK

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 684,428
Percent of class: 7.2
Sole power to vote or to direct the vote: 500464
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 684,428
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Lazard Asset Management LLC: Mark Anderson, Managing Director, General Counsel (08/14/2025)